Exhibit 99.1

Hepsiburada Announces Fourth Quarter and Full Year 2024 Financial Results

ISTANBUL, April 30, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the fourth quarter and audited financial results for the full year ended December 31, 2024.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and twelve months ended December 31, 2024, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2024. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at December 31, 2024 are as follows:

Date	Index	Conversion Factor
31 December 2024	2,684.6	1.00
31 December 2023	1,859.4	1.44

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Fourth Quarter 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 1.9% to TRY 59.0 billion compared to TRY 57.9 billion in Q4 2023.

o	IAS 29-Unadjusted GMV increased by 49.4% to TRY 58.2 billion compared to Q4 2023.

●	Revenue increased by 6.4% to TRY 18,140.8 million compared to TRY 17,053.9 million in Q4 2023.

●	Number of orders decreased by 3.4% to 33.3 million compared to 34.4 million orders in Q4 2023.

●	Active Customers increased by 2.0% to 12.2 million compared to 11.9 million as of December 31, 2023.

●	(Order) Frequency increased by 14.0% to 10.8 compared to 9.5 as of December 31, 2023.

●	Active Merchant base decreased by 1.2% to 100.2 thousand compared to 101.5 thousand as of December 31, 2023.

●	Share of Marketplace GMV was 69.5% compared to 66.8% in Q4 2023.

●	EBITDA increased by 283.5% to TRY 714.9 million compared to TRY 186.4 million in Q4 2023. Accordingly, EBITDA as a percentage of GMV was at 1.2%, a 0.9 percentage point improvement compared to 0.3% in Q4 2023.

o	IAS 29-Unadjusted EBITDA increased by 86.8% to TRY 1,038.3 million compared to TRY 555.7 million in Q4 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q4 2024 increased by 0.4 percentage points to 1.8% compared to 1.4% in Q4 2023.

●	Loss for the period was TRY 669.1 million compared to a loss of TRY 929.9 million for Q4 2023.

●	Free cash flow was TRY 1,478.2 million compared to TRY 4,141.5 million in Q4 2023.

Full Year 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 12.1% to TRY 188.6 billion compared to TRY 168.3 billion in 2023.

o	IAS 29-Unadjusted GMV increased by 73.8% to TRY 167.7 billion compared to 2023.

●	Revenue increased by 11.1% to TRY 57,046.6 million compared to TRY 51,339.0 million in 2023.

●	Number of orders increased by 16.2% to 131.4 million compared to 113.0 million orders in 2023.

●	Active Customers increased by 2.0% to 12.2 million compared to 11.9 million as of December 31, 2023.

●	(Order) Frequency increased by 14.0% to 10.8 compared to 9.5 as of December 31, 2023.

●	Active Merchant base decreased by 1.2% to 100.2 thousand compared to 101.5 thousand as of December 31, 2023.

●	Share of Marketplace GMV was 69.8% compared to 66.9% in 2023.

●	EBITDA increased by 218.4% to TRY 2,065.1 million compared to TRY 648.5 million in 2023. Accordingly, EBITDA as a percentage of GMV was at 1.1%, a 0.7 percentage point improvement compared to 0.4% in 2023.

o	IAS 29-Unadjusted EBITDA increased by 103.6% to TRY 3,562.3 million compared to TRY 1,749.5 million in 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q4 2024 increased by 0.3 percentage points to 2.1% compared to 1.8% in 2023.

●	Loss for the period was TRY 1,604.9 million compared to income of TRY 109.1 million for 2023.

●	Free cash flow was TRY 3,701.9 million compared to TRY 5,591.7 million in 2023.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

We grew our business and improved our profitability in 2024. Our GMV growth came in at 12.1% compared to 2023. On the profitability side, we recorded Gross Contribution Margin at 11.3%, with a 2.1 percentage point improvement on a yearly basis in 2024. Meanwhile, we recorded 1.1% EBITDA as a percentage of GMV representing a 0.7 percentage point rise year-on-year.

Our Active Customers have reached 12.2 million, while our loyalty program, Hepsiburada Premium, continued to scale to 3.7 million members by the end of 2024.

Our logistics capabilities continue to play a key role in our ecosystem. In 2024, HepsiJet widened its penetration within our merchant base, delivering 72% of all parcels handled through our platform during the year.

On the fintech front, Hepsipay continues to build its affordability solutions and lending services business, reaching a total order volume of 3.3 million through our non-card affordability solutions (including BNPL, shopping loans and consumer finance loans) over the past 12 months and continues to extend its check-out solution, Pay with Hepsipay, to other retailers.

The start of 2025 was very challenging due to macroeconomic headwinds and shopping boycotts across a broad range of industries, companies and brands. In response to boycotts, marketing activities are reduced significantly, which added to deteriorating consumer trends year over year.

In January 2025, we announced a significant milestone in Hepsiburada’s history, namely the closing of the transaction whereby Joint Stock Company Kaspi.kz (“Kaspi”) acquired a 65.4% controlling stake in Hepsiburada from our founder and members of the Doğan Family (the “Change of Control”). We believe Kaspi is a leading digital ecosystem in Kazakhstan, with proven capabilities across marketplace, payments, and fintech. We are, therefore, enthusiastic about the value creation opportunities ahead.

We greatly appreciate the ongoing support of our shareholders, the trust of our customers and partners, and the hard work of our entire team throughout the year.

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and financial data as of and for the three months ended December 31, 2024 and December 31, 2023 and the twelve months ended December 31, 2024 and December 31, 2023 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on December 31, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended December 31,				Twelve months ended December 31,
(in TRY million	unaudited				audited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	59.0	57.9	1.9%		188.6	168.3	12.1%
Marketplace GMV (TRY in billion)	41.0	38.7	6.0%		131.6	112.5	17.0%
Share of Marketplace GMV (%)	69.5%	66.8%	2.7	pp	69.8%	66.9%	2.9	pp
Number of orders (million)	33.3	34.4	(3.4)%		131.4	113.0	16.2%
Active Customer (million)	12.2	11.9	2.0%		12.2	11.9	2.0%
Revenue	18,140.8	17,053.9	6.4%		57,046.6	51,339.0	11.1%
Gross Contribution	6,751.7	5,222.2	29.3%		21,389.0	15,549.4	37.6%
Gross Contribution margin (%)	11.4%	9.0%	2.4	pp	11.3%	9.2%	2.1	pp
Income/(loss) for the period	(669.1)	(929.9)	(28.0)%		(1,604.9)	109.1	n.m.
EBITDA	714.9	186.4	283.5%		2,065.1	648.5	218.4%
EBITDA as a percentage of GMV (%)	1.2%	0.3%	0.9	pp	1.1%	0.4%	0.7	pp
Net cash provided by operating activities	2,086.9	4,596.5	(54.6)%		5,697.7	7,246.5	(21.4)%
Free Cash Flow	1,478.0	4,114.5	(64.1)%		3,701.9	5,591.7	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customer in the “Certain Definitions” section of this press release.

Business and Strategy Highlights

As of December 31, 2024, the annual inflation rate published by TurkStat was 44.4%, declining from 64.8% as of December 31, 2023. Yearly average inflation rate published by TurkStat in 2024 was 58.5%, compared to 53.9% in 2023. The monthly inflation rates during the fourth quarter of 2024 were 2.9%, 2.2% and 1.0% in October, November and December, respectively. The Consumer Confidence Index increased to 81.3 as of December 31, 2024 compared to 78.2 as of September 30, 2024 and 77.4 as of December 31, 2023.

In Q4 2024, IAS 29-Unadjusted GMV increased by 49.4% to TRY 58.2 billion compared to TRY 39.0 billion in Q4 2023. Adjusted for inflation, GMV increased by 1.9% to TRY 59.0 billion compared to TRY 57.9 billion in Q4 2023. Excluding digital products (which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription), our total GMV increased by 2.0% in Q4 2024. GMV growth was attributable mainly to 4.0% average order value growth, partially offset by the 1.9% decrease in the number of orders due principally to discontinuation our Hepsiburada Market operations as a strategic decision, in both cases excluding digital products.

In 2024, IAS 29-Unadjusted GMV increased by 73.8% to TRY 167.7 billion compared to TRY 96.5 billion in 2023. Adjusted for inflation, GMV increased by 12.1% to TRY 188.6 billion in 2023 compared to TRY 168.3 billion in 2023. Excluding digital products, our total GMV increased by 12.3% in 2024. The 12.3% GMV increase (excluding digital products) was driven by an 8.1% increase in the number of orders (excluding digital products) and a 3.9% increase in average order value (excluding digital products).

Our Net Promoter Score (“NPS”) of 74 in 2024 compared to 72 in 2023 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada).

The discussion below elaborates on our progress in Q4 2024 and full year 2024 within each of our strategic priorities:

a) Nurturing loyalty

•	The number of Hepsiburada Premium members reached 3.7 million by the end of Q4 2024 compared to 2.2 million by the end of Q4 2023.

b) Capitalizing on our clear differentiation of superior delivery services

•	Through HepsiJet, our customers enjoy flexible delivery options and value-added services, including return from doorstep for all purchases on our platform.

•	HepsiJet is also a key component of our value proposition for our merchants. In 2024, HepsiJet delivered approximately 72% of our total parcels (compared to 67% in 2023).

•	In 2024, HepsiJet continued offering competitive services, including our oversized delivery services that differentiate us in the market.

•	Our oversized package delivery service (HepsiJet XL) delivered 68% of oversized parcels ordered through our platform in 2024, up from 58% in 2023.

c) Capitalizing on our clear differentiation through affordability and lending solutions

•	Leveraging our e-money and payment services licenses, we offer payment and affordability solutions on the Hepsiburada platform, as well as externally to other partner retailers. Approximately 3.3 million orders were processed through our non-card affordability solutions (including BNPL, shopping loans and consumer finance loans) over the past 12 months. We are in the early stages of building our lending capabilities and managing related credit risk.

d) Offering payment, lending and last-mile delivery services to third parties

•	We believe that our strategy to extend our services and solutions beyond our platform by offering them to other retailers, benefits both retail partners and customers. We see potential for both Hepsipay and HepsiJet to leverage their own assets and increase their revenue contribution to our Company.

•	The share of external customer volume in HepsiJet’s operations increased to 34.6% in 2024, up from 24.9% in 2023.

•	As of December 31, 2024, Hepsipay’s one-click check-out (“Pay with Hepsipay”) offering was successfully integrated into the online checkout of 140 key accounts.

ESG Actions

•	In Q4 2024, Hepsiburada continued its support in social, commercial and economic areas.

•	Our “Trade and Technology Empowerment for the Earthquake Region” program, launched in March 2023 a month after the earthquake, ended in March 2025 after the expiration of its two-year term. Since the program’s launch, the total number of active merchants operating in the earthquake region has reached approximately 10,400, with approximately 6,500 new businesses selling their products online through Hepsiburada.

•	The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 3,261 women. To date, the TEWE program has supported approximately 61 thousand women entrepreneurs. Furthermore, as of December 31, 2024, the number of women’s cooperatives on our platform had reached 292.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on December 31, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended December 31,				Twelve months ended December 31,
(in TRY million	unaudited				audited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	59.0	57.9	1.9%		188.6	168.3	12.1%
Marketplace GMV (TRY in billion)	41.0	38.7	6.0%		131.6	112.5	17.0%
Share of Marketplace GMV (%)	69.5%	66.8%	2.7	pp	69.8%	66.9%	2.9	pp
Revenue	18,140.8	17,053.9	6.4%		57,046.6	51,339.0	11.1%
Gross Contribution	6,751.7	5,222.2	29.3%		21,389.0	15,549.4	37.6%
Gross Contribution margin (%)	11.4%	9.0%	2.4	pp	11.3%	9.2%	2.1	pp
Income/(loss) for the period	(669.1)	(929.9)	(28.0)%		(1,604.9)	109.1	n.m
EBITDA	714.9	186.4	n.m		2,065.1	648.5	218.4%
EBITDA as a percentage of GMV (%)	1.2%	0.3%	0.9	pp	1.1%	0.4%	0.7	pp
Net cash provided by operating activities	2,086.9	4,596.5	(54.6)%		5,697.7	7,246.5	(21.4)%
Free Cash Flow	1,478.0	4,114.5	(64.1)%		3,701.9	5,591.7	(33.8)%

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended December 31,			Twelve months ended December 31,
(in TRY million unaudited)	2024	2023	y/y %	2024	2023	y/y %
Sale of goods[1] (1P)	12,607.5	12,817.7	(1.6)%	38,577.0	38,048.9	1.4%
Marketplace revenue[2] (3P)	2,126.0	1,851.2	14.8%	7,251.5	6,477.4	12.0%
Delivery service revenue	2,159.5	1,834.0	17.7%	7,865.7	5,230.0	50.4%
Other	1,247.8	551.0	126.5%	3,352.3	1,582.7	111.8%
Revenue	18,140.8	17,053.9	6.4%	57,046.6	51,339.0	11.1%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Fourth quarter 2024

Our revenue increased by 6.4% to TRY 18,140.8 million in Q4 2024 compared to TRY 17,053.9 million in Q4 2023. This was due to a 14.8% increase in our (3P) revenue (comprising 11.7% total revenue), a 17.7% increase in delivery service revenue (comprising 11.9% of total revenue) and an 126.5% increase in other revenue, which were partially offset by a 1.6% decrease in our (1P) revenue (comprising 69.5% of total revenue) compared to Q4 2023. The 1.6% decline in 1P revenue was mainly due to a 2.7 percentage point (pp) shift in GMV mix towards 3P (Marketplace).

The 17.7% increase in delivery service revenue compared to Q4 2023 was mainly due to i) an increase in delivery service revenue from the off-platform customers of Hepsijet, ii) annual rises in unit delivery service charges surpassing inflation, and iii) an increase in the number of parcels delivered.

The rise in other revenue was mainly attributable to 72.8% growth in our advertising services (HepsiAd), 3.3x growth in our Hepsiburada Premium subscription revenues and 123.4x growth in our fintech operations revenues.

Full year 2024

Our revenues increased by 11.1%, to TRY 57,046.6 million in the year ended December 31, 2024 from TRY 51,339.0 million in the year ended December 31, 2023. This was primarily attributable to a TRY 2,635.7 million, or 50.4%, increase in delivery service revenue to TRY 7,865.7 million in 2024 compared to TRY 5,230.0 million in 2023. Additionally, other service revenue, which mainly consisted of advertising services revenue, Hepsiburada Premium subscription fees, fulfillment services revenue and Hepsifinans interest revenue, grew by 111.8%, to TRY 3,352.3 million in 2024 compared to TRY 1,582.7 million in 2023.

The 12.0% year-on-year growth in Marketplace revenue was higher than the 1.4% year-on-year growth in sales of goods revenue mainly due to the 2.9 percentage point shift in GMV mix towards Marketplace with faster growth in non-electronics in 2024.

The 50.4% increase in delivery service revenue compared to 2023 was mainly due to (i) annual and mid-year rises in unit delivery service charges, (ii) an increase in delivery service revenue from off-platform customers of HepsiJet and (iii) an increase in the number of parcels delivered.

The 111.8% growth in other revenue was mainly driven by 66.7% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) and 248.4% growth in Hepsiburada Premium subscription revenues compared to 2023. HepsiAd services revenue as a percentage of GMV was approximately 0.5% in 2024.

Gross Contribution

(in TRY million unless indicated	Three months ended December 31,				Twelve months ended December 31,
otherwise, unaudited)	2024	2023	y/y %		2024	2023	y/y %
Revenue	18,140.8	17,053.9	6.4%		57,046.6	51,339.0	11.1%
Cost of inventory sold	(11,389.1)	(11,831.7)	(3.7)%		(35,657.5)	(35,789.6)	(0.4)%
Gross Contribution	6,751.7	5,222.2	29.3%		21,389.0	15,549.4	37.6%
Gross Contribution margin (%)	11.4%	9.0%	2.4	pp	11.3%	9.2%	2.1	pp

Fourth quarter 2024

The Gross Contribution margin improved by 2.4pp to 11.4% in Q4 2024 compared to 9.0% in Q4 2023. This margin improvement was mainly attributable to a 1.2pp improvement derived from higher other revenue, a 0.5pp increase in delivery service revenue, a 0.4pp increase in 1P margin primarily due to the lower quarterly inflation impact on cost of inventory sold (quarterly inflation for Q4 2024 was 7.5% compared to 10.0% for Q4 2023), and a 0.4pp increase in 3P margin.

Full year 2024

The Gross Contribution margin improved by 2.1pp to 11.3% in 2024 compared to 9.2% in 2023. This margin improvement was mainly attributable to a 1.1pp increase in delivery service revenue, a 0.8pp improvement derived from higher other revenue, and a 0.2pp increase in 1P margin primarily due to the lower annual inflation impact on cost of inventory sold (annual inflation for 2024 was 44.4% compared to 64.8% for 2023.

The table below shows the monthly inflation rates in 2024 and 2023.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2024	7%	5%	3%	3%	3%	2%	3%	2%	3%	3%	2%	1%
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	3%	3%	3%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and twelve months ended December 31, 2024 and 2023 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated	Three months ended December 31,				Twelve months ended December 31,
otherwise, unaudited)	2024	2023	y/y %		2024	2023	y/y %
Cost of inventory sold	(11,389.1)	(11,831.7)	(3.7)%		(35,657.5)	(35,789.6)	(0.4)%
% of GMV	(19.3)%	(20.4)%	1.1	pp	(18.9)%	(21.3)%	2.4	pp
Shipping and packaging expenses	(1,663.0)	(1,624.2)	2.4%		(6,093.4)	(4,799.0)	27.0%
% of GMV	(2.8)%	(2.8)%	0.0	pp	(3.2)%	(2.9)%	(0.4	)pp
Payroll and outsource staff expenses	(2,056.8)	(1,533.5)	34.1%		(6,552.7)	(5,059.0)	29.5%
% of GMV	(3.5)%	(2.6)%	(0.8	)pp	(3.5)%	(3.0)%	(0.5	)pp
Advertising expenses	(1,360.6)	(1,238.1)	9.9%		(4,292.0)	(3,505.2)	22.4%
% of GMV	(2.3)%	(2.1)%	(0.2	)pp	(2.3)%	(2.1)%	(0.2	)pp
Technology expenses	(240.3)	(187.9)	27.9%		(740.6)	(595.1)	24.5%
% of GMV	(0.4)%	(0.3)%	(0.1	)pp	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(572.2)	(512.0)	11.8%		(2,048.1)	(1,695.2)	20.8%
% of GMV	(1.0)%	(0.9)%	(0.1	)pp	(1.1)%	(1.0)%	(0.1	)pp
Other operating expenses, net	(716.1)	(452.2)	58.4%		(1,645.2)	(942.5)	74.6%
% of GMV	(1.2)%	(0.8)%	(0.4	)pp	(0.9)%	(0.6)%	(0.3	)pp
Net operating expenses	(17,998.1)	(17,379.5)	3.6%		(57,029.6)	(52,385.7)	8.9%
Net operating expenses as a % of GMV	(30.5)%	(30.0)%	(0.5	)pp	(30.2)%	(31.1)%	0.9	pp

Fourth quarter 2024

Net operating expenses increased by 3.6% to TRY 17,998.1 million in Q4 2024 compared to TRY 17,379.5 million in Q4 2023. As a percentage of GMV, our net operating expenses rose 0.5pp mainly due to a 0.8pp rise in payroll and outsource staff expenses, a 0.4pp rise in other operating expenses, net, a 0.2pp rise in advertising expenses, a 0.1pp rise in technology expenses and a 0.1pp rise in depreciation and amortization, in each case as a percentage of GMV. This was partially offset by a 1.1pp decline in cost of inventory sold as a percentage of GMV.

The 1.1pp decrease in cost of inventory sold as a percentage of GMV was mainly due to a 2.7pp shift in GMV mix towards Marketplace sales and the lower quarterly inflation impact on cost of inventory sold.

The 0.8pp increase in payroll and outsource staff expenses as a percentage of GMV was mainly due to the rise in the number of full-time and outsourced employees in line with our plans on talent onboarding for our subsidiaries.

The 0.4pp increase in other operating expenses, net was mainly due to the recognition of a provision for license fee amounting to TRY 180.0 million and higher bad debt provisions in Q4 2024.

Full year 2024

Net operating expenses increased by 8.9% to TRY 57,029.6 million in 2024 compared to TRY 52,385.7 million in 2023. As a percentage of GMV, our net operating expenses declined 0.9pp mainly due to a 2.4pp decline in cost of services sold as a percentage of GMV. This was partially offset by a 0.5pp rise in payroll and outsource staff expenses, a 0.4pp rise in shipping and packaging expenses, a 0.3pp rise in other operating expenses, net, and a 0.2pp rise in advertising expenses.

The 2.4pp decrease in cost of inventory sold as a percentage of GMV was primarily due to the lower inflation impact on cost of inventory sold (annual inflation for 2024 was 44.4% compared to 64.8% for 2023) and a higher discount impact on cost of inventory sold due to purchases on credit, as a result of increased annual interest rates in Türkiye.

The 0.5pp increase in payroll and outsource staff expenses as a percentage of GMV was mainly due to the annual and mid-year salary rises, along with the fact that the number of average full-time and outsourced employees increased in line with our plans on talent onboarding for our subsidiaries in 2024.

The 0.4pp increase in shipping and packaging expenses as a percentage of GMV was mainly due to the 8.1% increase in number of orders (excluding digital products) and a rise in delivery fee per unit, outpacing the average inflation in 2024, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The 0.3pp increase in other operating expenses, net was mainly due to the recognition of a provision for license fee amounting to TRY 180.0 million and higher bad debt provisions in 2024.

Financial Income

	Three months ended December 31,			Twelve months ended December 31,
(in TRY million unaudited)	2024	2023	y/y %	2024	2023	y/y %
Interest income on credit sales	440.7	105.9	316.1%	1,373.5	537.5	155.5%
Interest income on time deposits fair value gains on financial assets measured at fair value	832.2	304.8	173.0%	1,856.7	1,070.6	73.4%
Foreign currency exchange gains	86.7	681.0	(87.3)%	654.8	3,483.9	(81.2)%
Other	59.2	11.2	n.m	133.0	18.4	n.m
Financial income	1,418.8	1,102.9	28.6%	4,018.0	5,110.4	(21.4)%

Fourth quarter 2024

Our financial income increased by 28.6%, to TRY 1,418.8 million in Q4 2024 compared to TRY 1,102.9 million in Q4 2023. The TRY 315.9 million increase in financial income was mainly driven by a TRY 527.4 million increase in interest income on time deposits and fair value gains on financial assets measured at fair value and a TRY 334.8 million increase in interest income on credit sales. The increase was partially offset by the decrease in foreign exchange gains due to the lower U.S. dollar/TRY appreciation during Q4 2024 compared to Q4 2023.

Full year 2024

Our financial income decreased by 21.4%, to TRY 4,018.0 million in 2024 compared to TRY 5,110.4 million in 2023. The TRY 1,092.5 million decrease in financial income was mainly driven by a TRY 2,829.1 million decrease in foreign currency exchange gains due to the lower U.S. dollar/TRY appreciation during 2024 compared to 2023. The decrease was partially offset by a TRY 786.1 million increase in interest income on time deposits and fair value gains on financial assets measured at fair value due to higher annual interest rates and a TRY 836.0 million increase in interest income on credit sales due to higher annual interest rates and higher revenue.

Financial Expenses

	Three months ended			Twelve months ended
	December 31,			December 31,
	unaudited			audited
(in TRY million)	2024	2023	y/y %	2024	2023	y/y %
Commission expenses due to early collection of credit card receivables	(1,504.0)	(1,079.6)	39.3%	(4,453.5)	(2,636.7)	68.9%
Interest expenses on purchases	(846.0)	(753.7)	12.2%	(2,349.3)	(1,558.6)	50.7%
Interest expenses on bank borrowings and lease liabilities	(273.1)	(234.5)	16.5%	(516.8)	(430.5)	20.0%
Foreign currency exchange losses	(55.5)	(207.0)	(73.2)%	(320.7)	(1,146.5)	(72.0)%
Other	(4.6)	(4.8)	(4.2)%	(20.1)	(17.4)	15.5%
Financial expenses	(2,683.2)	(2,279.6)	17.7%	(7,660.3)	(5,789.7)	32.3%

Fourth quarter 2024

Our financial expenses increased by 17.7% to TRY 2,683.2 million in Q4 2024 compared to TRY 2,279.6 million in Q4 2023. This TRY 403.6 million increase was primarily attributable to a TRY 424.4 million increase in commission expenses due to early collection of credit card receivables which were partially offset by a TRY 151.5 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of lower U.S. dollar/TRY appreciation during Q4 2024 compared to Q4 2023.

Full year 2024

Our financial expenses increased by 32.3% to TRY 7,660.3 million in 2024 compared to TRY 5,789.7 million in 2023. This TRY 1,870.6 million increase was primarily attributable to a TRY 1,816.8 million increase in commission expenses due to early collection of credit card receivables which were partially offset by a TRY 825.8 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of lower U.S. dollar/TRY appreciation during Q4 2024 compared to Q4 2023.

Loss for the Period

Net loss for the period was TRY 669.1 million in Q4 2024 compared to net loss of TRY 929.9 million in Q4 2023. This positive change was mainly due to the TRY 468.2 million reduction in operating losses, partially offset by the TRY 87.8 million increase in net financial expenses (net of financial income) and the TRY 119.7 million decrease in monetary gains.

Net loss for the year was TRY 1,604.9 million in 2024 compared to net income of TRY 109.1 million in 2023. This negative change was mainly due to a TRY 2,963.1 million increase in net financial expenses (net of financial income), which was partially offset by the TRY 1,063.7 million reduction in operating losses and the TRY 185.5 million increase in monetary gains.

EBITDA

EBITDA increased by TRY 528.5 million, or 283.5%, to TRY 714.9 million in Q4 2024 from TRY 186.4 million in Q4 2023, corresponding to 1.2% EBITDA as a percentage of GMV in 2024. This corresponded to a 0.9pp improvement in EBITDA as a percentage of GMV in Q4 2024 compared to 0.3% in Q4 2023. This improvement was driven by a 2.4pp rise in Gross Contribution margin, partially offset by a 0.8pp increase in payroll and outsource staff expenses, a 0.5pp increase in other operating expenses, net, a 0.2 percentage point increase in advertising expenses, and a 0.1pp increase in technology expenses, in each case as a percentage of GMV.

EBITDA increased by TRY 1,416.6 million, or 218.4%, to TRY 2,065.1 million in the year ended December 31, 2024 from TRY 648.5 million in the year ended December 31, 2023, corresponding to 1.1% EBITDA as a percentage of GMV in 2024. This corresponded to a 0.7pp improvement in EBITDA as a percentage of GMV in 2024 compared to 0.4% in 2023. This improvement was driven by a 2.1pp rise in Gross Contribution margin, partially offset by a 0.5pp increase in payroll and outsource staff expenses, a 0.4pp increase in shipping and packaging expenses, a 0.2pp increase in advertising expenses, and a 0.4pp increase in other operating expenses, net, in each case as a percentage of GMV.

Capital Expenditures

Capital expenditures increased by 26.3%, or TRY 126.8 million, to TRY 608.8 million in Q4 2024 compared to TRY 482.0 million in Q4 2023. This increase was mainly due to an increase in the costs of employees who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized. The cost of these employees comprised around 69% of total capital expenditures in Q4 2024, compared to around 75% in Q4 2023. The remaining capital expenditures in each of Q4 2024 and Q4 2023 mainly comprised the purchase of furniture and fixtures as well as software and rights.

Capital expenditures increased by 20.6%, or TRY 340.8 million, to TRY 1,995.7 million in 2024 compared to TRY 1,654.8 million in 2023. This increase was mainly due to an increase in the costs of employees who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized. The cost of these employees comprised around 70% of total capital expenditures in 2024, compared to around 79% in 2023. The remaining capital expenditures in each of 2024 and 2023 mainly comprised the purchase of furniture and fixtures as well as software and rights.

Net Working Capital

Net working capital was negative TRY 7,774.5 million as of December 31, 2024 compared to negative TRY 8,527.8 million as of December 31, 2023. The TRY 753.3 million change in negative net working capital was mainly driven by a TRY 865.3 million increase in trade receivables, a TRY 753.9 million increase in loan receivables and a TRY 276.9 million increase in inventories, partially offset by a TRY 769.8 million decrease in other current assets and a TRY 591.8 million increase in other current liabilities. As of December 31, 2024, the increase in our trade receivable balance was mainly due to the increase in BNPL receivables. The increase in loan receivables was mainly due to an increase in our in-house consumer finance loan facility that was launched in January 2024. The increase in inventories was due to longer inventory turnover days as of December 31, 2024 compared to December 31, 2023. As of December 31, 2024, the increase in other current liabilities and decrease in other current assets was mainly due to an increase in VAT payables and a decrease in deferred VAT resulting from the Group’s improved income.

Cash Flow from Operating Activities

Net cash provided by operating activities for Q4 2024 comprised a TRY 669.1 million net loss (Q4 2023: net loss of TRY 929.9 million), a positive TRY 113.7 million change in net working capital (Q4 2023: positive TRY 1,406.0 million) and a TRY 2,642.3 million change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (Q4 2023: TRY 4,120.4 million). Net cash provided by operating activities decreased by TRY 2,509.6 million to TRY 2,086.9 million in Q4 2024 as compared to TRY 4,596.5 million in Q4 2023. This decrease was mainly due to a TRY 1,745.8 million decrease in change in other items comprising non-cash items such as provisions and operating monetary gains and losses as well as realized foreign exchange gains and a TRY 1,292.3 million decrease in change in working capital, partially offset by a TRY 528.5 million improvement in EBITDA.

Net cash provided by operating activities for 2024 comprised a TRY 1,604.9 million net loss (2023: net income of TRY 109.1 million), a negative TRY 1,929.5 million change in net working capital (2023: negative TRY 2,214.4 million) and a TRY 9,232.0 million change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2023: TRY 9,351.9 million). Net cash provided by operating activities decreased by TRY 1,548.9 million to TRY 5,697.7 million in 2024 as compared to TRY 7,246.5 million in 2023. This decrease was mainly due to a TRY 3,250.4 million decrease in change in other items comprising non-cash items such as provisions and operating monetary gains and losses as well as realized foreign exchange gains, partially offset by a TRY 1,416.6 million improvement in EBITDA and a TRY 284.9 million increase in change in working capital.

Free Cash Flow

Our Free Cash Flow decreased to an inflow of TRY 1,478.2 million in Q4 2024 from TRY 4,114.5 million in Q4 2023. This decrease was mainly driven by a TRY 2,509.6 million decrease in net cash provided by operating activities and a TRY 126.7 million increase in tangible and intangible asset acquisitions.

Our Free Cash Flow decreased to an inflow of TRY 3,701.9 million in 2024 from TRY 5,591.7 million in 2023. This decrease was mainly driven by a TRY 1,548.9 million decrease in net cash provided by operating activities and a TRY 340.9 million increase in tangible and intangible asset acquisitions.

Total Cash and Financial Investments

Total cash and cash equivalents was TRY 6,750.2 million as of December 31, 2024 compared to TRY 7,940.8 million as of December 31, 2023. The TRY 1,190.7 million decrease was mainly due to slower appreciation of the USD/TRY exchange rate against the twelve-month inflation as well as higher cash used in financing activities and purchases of financial investments.

Total financial investments as of December 31, 2024 amounted to TRY 2,384.7 million compared to TRY 2,487.3 million as of December 31, 2023. Our financial investments consist of a financial asset measured at fair value through profit or loss and financial assets carried at amortized costs, including foreign currency based mutual funds and Eurobonds.

We held around 30.5% of our total cash, cash equivalents and financial investments in U.S. dollars as of December 31, 2024.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 1,682.7 million as of December 31, 2024, from TRY 264.9 million as of December 31, 2023. Our short-term borrowings also included issued securities amounting to TRY 881.2 million and Hepsifinans’ borrowings amounting to TRY 421.7 million. As of December 31, 2024, supplier and merchant financing loans corresponded to TRY 379.8 million of the short-term bank borrowings compared to TRY 25.1 million as of December 31, 2023.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited quarterly financial results and its audited annual financial results today, Wednesday, April 30, 2025 at 4.00 p.m. Istanbul time / 2.00 p.m. London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada250430.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on April 30, 2025.

Replay: Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024 unless otherwise indicated.)

	31 December 2024	31 December 2023
	(audited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	6,750,179	7,940,833
Restricted cash	135,271	241,563
Financial investments	2,384,743	2,487,275
Trade and loan receivables	5,045,635	3,426,506
Due from related parties	14,559	13,257
Inventories	6,001,460	5,724,600
Contract assets	44,732	32,385
Other current assets	478,113	1,247,885
Total current assets	20,854,692	21,114,304
Non-current assets:
Property and equipment	831,413	725,854
Intangible assets	3,059,048	2,676,184
Right of use assets	1,299,765	816,496
Trade and loan receivables	87,595	1,154
Other non-current assets	12,405	48,685
Total non-current assets	5,290,226	4,268,373
Total assets	26,144,918	25,382,677
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1,682,686	264,894
Lease liabilities	409,083	223,171
Wallet deposits	177,607	272,027
Trade payables and payables to merchants	14,973,751	15,250,729
Due to related parties	12,941	6,697
Provisions	217,057	117,998
Employee benefit obligations	522,124	417,846
Contract liabilities and merchant advances	1,906,945	2,056,628
Other current liabilities	1,683,832	1,092,066
Total current liabilities	21,586,026	19,702,056
Non-current liabilities:
Bank borrowings	0	4,055
Lease liabilities	583,686	175,882
Employee benefit obligations	153,780	150,563
Other non-current liabilites	499,946	581,608
Total non-current liabilities	1,237,412	912,108
Equity:
Share capital	719,960	719,960
Other capital reserves	1,100,704	920,759
Share premiums	20,910,909	20,910,909
Treasury shares	(245,217)	(245,217)
Accumulated deficit	(19,164,876)	(17,537,898)
Total equity	3,321,480	4,768,513
Total equity and liabilities	26,144,918	25,382,677

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024 unless otherwise indicated.)

	Twelve Months Ended		Three Months Ended
	31 December 2024	31 December 2023	31 December 2024	31 December 2023
	(audited)	(audited)	(unaudited)	(unaudited)
Revenues	57,046,561	51,338,956	18,140,836	17,053,907
Operating expenses
Cost of inventory sold	(35,657,519)	(35,789,583)	(11,389,100)	(11,831,721)
Shipping and packaging expenses	(6,093,426)	(4,799,044)	(1,663,019)	(1,624,169)
Payroll and outsource staff expenses	(6,552,654)	(5,059,046)	(2,056,778)	(1,533,457)
Advertising expenses	(4,292,018)	(3,505,159)	(1,360,635)	(1,238,087)
Technology expenses	(740,631)	(595,096)	(240,306)	(187,852)
Depreciation and amortization	(2,048,138)	(1,695,200)	(572,236)	(512,002)
Other operating income	364,831	691,543	130,013	105,128
Other operating expenses	(2,010,047)	(1,634,086)	(846,086)	(557,305)
Operating (loss) / income	16,959	(1,046,715)	142,689	(325,558)
Financial income	4,017,977	5,110,444	1,418,792	1,102,907
Financial expenses	(7,660,314)	(5,789,668)	(2,683,235)	(2,279,589)
Monetary gains/losses	2,020,471	1,834,992	452,631	572,315
(Loss)/income before income taxes	(1,604,907)	109,053	(669,123)	(929,925)
Taxation on income	-	-	-	-
(Loss)/income for the period	(1,604,907)	109,053	(669,123)	(929,925)
Basic and diluted loss per share	(5)	0	(2)	(3)
Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(22,071)	(108,441)	(22,136)	(12,915)
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	-	-
Total comprehensive (loss)/income for the period	(1,626,978)	612	(691,259)	(942,840)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024 unless otherwise indicated.)

	31 December 2024	31 December 2023
	(audited)	(audited)
Income/loss before income taxes	(1,604,907)	109,053
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	9,232,046	9,351,857
Interest and commission expenses	7,319,535	4,625,821
Depreciation and amortization	2,048,138	1,695,200
Interest income on time deposits	(1,729,070)	(727,747)
Interest income on credit sales	(1,373,524)	(537,512)
Interest income on financial investments	(1,676)	(1,709)
Provision for unused vacation liability	41,712	113,671
Provision for personnel bonus	448,108	338,100
Provision for legal cases	18,211	26,860
Provision for doubtful receivables	258,535	70,812
Provision for loan receivables	160,138	-
Provision for impairment of trade goods, net	(17,610)	50,290
Provision for post-employment benefits	69,756	83,226
Provision for share based payment	179,945	153,622
Adjustment for impairment loss of financial investments	(127,621)	(342,921)
Provision competition board penalty	-	(182,768)
Provision for license fee	180,023	-
Provision for Settlement of Legal Proceedings	-	-
Provision for Turkish Capital Markets Board fee	-	34,691
Contribution income for settlement	-	(175,882)
Net foreign exchange differences	(515,346)	(412,612)
Change in provisions due to inflation	(257,708)	(427,350)
Monetary effect on non-operating activities	2,530,500	4,968,065
Changes in net working capital
Change in trade payables and payables to merchants	(226,349)	1,507,389
Change in inventories	(354,311)	(1,695,855)
Change in trade and loan receivables	(2,058,653)	(2,091,589)
Change in contract liabilities and merchant advances	(149,683)	419,829
Change in contract assets	(12,347)	4,128
Change in other liabilities	415,684	422,874
Change in other assets and receivables	825,903	106,786
Change in due from related parties	(1,302)	(9,171)
Change in due to related parties	6,244	(12,407)
Post-employment benefits paid	(35,363)	(29,923)
Payments for concluded litigation	(69,354)	(569,984)
Payments for personnel bonus	(272,718)	(253,671)
Payments for unused vacation liabilities	(8,861)	(16,222)
Collections of doubtful receivables	11,650	3,448
Net cash provided by/ used in operating activities	5,697,678	7,246,542
Investing activities:
Purchases of property and equipment and intangible assets	(2,010,546)	(1,665,725)
Proceeds from sale of property and equipment	14,788	10,913
Purchase of financial instruments	(6,428,347)	(7,323,109)
Proceeds from sale of financial investment	6,147,437	4,948,695

	31 December 2024	31 December 2023
Interest income on time deposits and financial instruments	1,728,887	741,307
Interest received on credit sales	1,442,488	864,826
Net cash used in investing activities	894,707	(2,423,093)
Financing activities:
Proceeds from borrowings	5,223,438	833,554
Repayment of borrowings	(3,791,221)	(548,283)
Interest and commission paid	(6,826,806)	(4,579,850)
Lease payments	(471,348)	(443,929)
Cash outflows from purchase of treasury shares	-	(69,335)
Net cash used in financing activities	(5,865,937)	(4,807,843)
Net increase/(decrease) in cash and cash equivalents	726,448	15,606
Cash and cash equivalents at 1 January	7,939,626	12,512,914
Effects of exchange rate changes on cash and cash equivalents and restricted cash	49,919	251,829
Inflation effect on cash and cash equivalents	(1,967,204)	(4,840,723)
Cash and cash equivalents at 31 December	6,748,789	7,939,626

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or profit (income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,		Twelve months ended December 31,
(TRY in millions)	2024	2023	2024	2023
(Loss) / income for the period	(669.1)	(929.9)	(1,604.9)	109.1
Taxation on income	-	-	-	-
Financial income	1,418.8	1,102.9	4,018.0	5,110.4
Financial expenses	(2,683.2)	(2,279.6)	(7,660.3)	(5,789.7)
Depreciation and amortization	(572.2)	(512.0)	(2,048.1)	(1,695.2)
Monetary gain/(loss)	452.6	572.3	2,020.5	1,835.0
EBITDA	714.9	186.4	2,065.1	648.5

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,		Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2024	2023	2024	2023
Revenue	18,140.8	17,053.9	57,046.6	51,339.0
Cost of inventory sold	(11,389.1)	(11,831.7)	(35,657.5)	(35,789.6)
Gross Contribution	6,751.7	5,222.2	21,389.0	15,549.4

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,		Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2024	2023	2024	2023
Revenue	18,140.8	17,053.9	57,046.6	51,339.0
Reversal of IAS 29 adjustment	232.8	5,648.1	6,437.1	22,046.1
IAS 29 - Unadjusted Revenue	17,908.0	11,405.8	50,609.5	29,292.9

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,		Twelve months ended December 31,
(in TRY million unless indicated otherwise)	2024	2023	2024	2023
Revenue	18,140.8	17,053.9	57,046.6	51,339.0
Cost of inventory sold	(11,389.1)	(11,831.7)	(35,657.5)	(35,789.6)
Gross Contribution	6,751.7	5,222.2	21,389.0	15,549.4
Reversal of IAS 29 adjustment	(288.4)	1,292.9	653.3	5,324.4
IAS 29 - Unadjusted Gross Contribution	7,040.1	3,929.3	20,735.7	10,225.0

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,			Three months ended December 31,
(TRY in millions)	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024	2023	Reversal of IAS 29	IAS 29 Unadjusted 2023
(Loss) / income for the period	(669.1)	(190.3)	(478.8)	(929.9)	(598.5)	(331.4)
Taxation on income	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	1,418.8	8.8	1,410.0	1,102.9	358.2	744.7
Financial expenses	(2,683.2)	(70.6)	(2,612.6)	(2,279.6)	(824.1)	(1,455.5)
Depreciation and amortization	(572.2)	(257.7)	(314.5)	(512.0)	(335.8)	(176.2)
Monetary gain/(loss)	452.6	452.6	0.0	572.3	572.3	0.0
IAS 29-Unadjusted EBITDA	714.9	(323.4)	1,038.3	186.4	(369.3)	555.7

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2024.

	Twelve months ended December 31,			Twelve months ended December 31,
(TRY in millions)	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024	2023	Reversal of IAS 29	IAS 29 Unadjusted 2023
(Loss) / income for the period	(1,604.9)	(916.9)	(688.0)	109.1	(620.0)	729.1
Taxation on income	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	4,018.0	418.7	3,599.3	5,110.4	2,303.0	2,807.4
Financial expenses	(7,660.3)	(773.0)	(6,887.3)	(5,789.7)	(2,477.4)	(3,312.3)
Depreciation and amortization	(2,048.1)	(1,085.8)	(962.3)	(1,695.2)	(1,179.7)	(515.5)
Monetary gain/(loss)	2,020.5	2,020.5	0.0	1,835.0	1,835.0	0.0
IAS 29-Unadjusted EBITDA	2,065.1	(1,497.2)	3,562.3	648.5	(1,101.0)	1,749.5

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/(used in) operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024.

	Three months ended December 31,		Twelve months ended December 31,
(TRY in millions)	2024	2023	2024	2023
Net cash provided by / (used in) operating activities	2,086.9	4,596.5	5,697.7	7,246.5
Capital expenditures	(608.5)	(473.5)	(2,010.5)	(1,665.7)
Proceeds from the sale of property and equipment	(0.3)	(8.5)	14.8	10.9
Free Cash Flow	1,478.0	4,114.5	3,701.9	5,591.7

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021. As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2024.

(TRY in millions)	As of December 31, 2024	As of December 31, 2023
Current assets	20,854.7	21,114.3
Cash and cash equivalents	(6,750.2)	(7,940.8)
Financial investments	(2,384.7)	(2,487.3)
Current liabilities	(21,586.0)	(19,702.1)
Bank borrowings, current	1,682.7	264.9
Lease liabilities, current	409.1	223.2
Net Working Capital	(7,774.5)	(8,527.8)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;

•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and

•	Average order value as GMV divided by the number of orders in a given period.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported approximately 61 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine and Syria, including their impact on Türkiye's border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi’s acquisition of a controlling stake in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2024 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information for the three months ended December 31, 2024 and 2023 and audited financial information as of and for the years ended December 31, 2024 and 2023. The quarterly financial information has not been audited or reviewed by the Company’s auditors. The yearly financial information has been audited by the Company’s auditors. The consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.